                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SPECTRA-PHYSICS, INC.
                       (Name of Subject Company) (Issuer)

                           THERMO ELECTRON CORPORATION
                        (Name of Filing Person) (Offeror)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   847568 10 2
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                 with a copy to:

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation: Filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount of Filing Fee: None.
---------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:      Not applicable
           Form or Registration No.:    Not applicable
           Filing Party:                Not applicable
           Date Filed:                  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X] third-party tender offer subject to Rule 14d-1.

           [ ] issuer tender offer subject to Rule 13e-4.

           [X] going-private transaction subject to Rule 13e-3.

           [X] amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

       THERMO ELECTRON REEVALUATING TERMS OF SPECTRA-PHYSICS TENDER OFFER

WALTHAM, Mass., September 26, 2001 - Thermo Electron Corporation (NYSE:TMO) announced today that it is delaying the commencement of its cash tender offer for shares of its Spectra-Physics Inc. (NASDAQ:SPLI) subsidiary while it reevaluates the offer price of $20.00 per share. The company is taking this action in order to analyze the impact on Spectra-Physics of the worsening economic conditions associated with the recent terrorist attacks. Thermo Electron expects to complete this analysis in the next four to six weeks. The revised tender offer commencement date and any change to the offer price will be announced at that time. Thermo Electron had planned to initiate a tender offer by the end of September for all outstanding shares of Spectra-Physics common stock held by minority shareholders.

         Thermo Electron Corporation is a global leader in providing technology-based instruments, components, and systems that offer total solutions for markets ranging from life sciences to telecommunications to food, drug, and beverage production. The company's powerful technologies help researchers sift through data to make discoveries that will fight disease or prolong life. They allow manufacturers to fabricate critical components required to increase the speed and quality of communications. And they automatically monitor and control online production to ensure that quality standards are met safely and efficiently. Thermo Electron, based in Waltham, Massachusetts, reported $2.3 billion in revenues in 2000 and employs approximately 12,000 people worldwide. For more information on Thermo Electron, visit http://www.thermo.com.

OTHER IMPORTANT INFORMATION:

The tender offer described in this announcement for the outstanding shares of Spectra-Physics common stock has not yet commenced. Once the tender offer commences, we will file a tender offer statement with the Securities and Exchange Commission. You should read the tender offer statement when it becomes available because it will contain important information about the tender offer. You can obtain a tender offer statement, and other documents that are filed with the Securities and Exchange Commission, for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us, we will send you these documents for free when they are available.

o        Tender offer statement (except for exhibits)
o        Offer to purchase
o        Letter of transmittal
o        Notice of guaranteed delivery

You can call us at (781) 622-1111, or write to us at:

INVESTOR RELATIONS DEPARTMENT
THERMO ELECTRON CORPORATION
81 WYMAN STREET, P.O. BOX 9046
WALTHAM, MA 02454-9046



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